O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0844477-00001

VIA EDGAR

April 13, 2023

Ms. Irene Barberena-Meissner
Mr. Mitchell Austin
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Surf Air Mobility Inc.
Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially submitted on February 9, 2023

CIK No. 0001936224

Dear Ms. Barberena-Meissner and Mr. Austin:

On behalf of our client, Surf Air Mobility Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 10, 2023 regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted via EDGAR to the Commission on February 9, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 and Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amended Registration Statement on Form S-1

Cover Page

1.	On page 158, footnote 4 to the Principal and Registered Stockholders table indicates that this registration statement is intended to cover the resale of several categories of shares that have not yet been issued and will not be issued until the direct listing occurs or later. For each category, please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of those shares pursuant to this registration statement. In formulating your response, please consider Questions 139.06 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment regarding the registration for resale of shares to be issued to Surf Air shareholders in connection with the Internal Reorganization, shares to be issued to Southern stockholders in connection with the Southern Acquisition, shares to be issued to Tuscan in connection with the Tuscan Payment, shares to be issued to GEM in connection with the Initial GEM Issuance, shares to be issued to GEM in connection with the GEM Advance, shares to be issued in connection with the SAFE Settlement and shares to be issued in connection with the Advisor Accruals. The Company has also reviewed Questions 139.06 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations (“C&DIs”).

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

The Company respectfully advises the Staff that (1) the shares of the Company to be issued to existing Surf Air shareholders will be issued pursuant to the terms of the Internal Reorganization, in which a wholly-owned subsidiary of the Company will be merged with and into Surf Air, after which Surf Air will be a wholly-owned subsidiary of SAM, and (2) the shares of the Company to be issued to existing Southern stockholders will be issued pursuant to the Southern Acquisition and the terms of the Southern Acquisition Agreement, in which a wholly-owned subsidiary of the Company will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of the Company. As a result, in accordance with General Instruction A.1 of Form S-4, the Company intends to register the issuance and subsequent resale of shares of the Company in connection with the exchange of the securities pursuant to the Internal Reorganization and the Southern Acquisition on Form S-4 and has amended the Amended Registration Statement accordingly.

The Company respectfully confirms that the registration statement will not cover the resale of the following categories of shares: (1) the Tuscan Payment; (2) SAFE Settlement; (3) the Advisor Accruals; (4) the Initial GEM Issuance; and (5) the GEM Advances. The resale of the shares issued in connection with the Tuscan Payment, the Advisor Accruals, the Initial GEM Issuance and the GEM Advances will be registered in one or more separate, subsequent resale registration statements to be filed after this registration statement on Form S-1 and S-4 is declared effective.

2.	Please revise your cover page to disclose whether the initial listing of your common stock on the NYSE is conditioned on the Internal Reorganization and/or the Southern Acquisition. Please also revise the disclosures in your prospectus summary and risk factors accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, as well on pages 1, 6, 12, 22, 23, 40, 64, 79, 81, 109, 119 and 135 of the Amended Registration Statement.

3.	We note your disclosure on page 165 that “[p]rior to the initial listing, no public market existed for [your] Common Stock and [your] Common Stock had no history of trading in private transactions.” However, on the cover page you state that “[t]here is only a limited history of trading in [your] Common Stock in private transactions,” and you indicate that you will provide the high and low sale price per share of your common stock for such private transactions for a certain period of time. Please revise your disclosure throughout the prospectus to clarify these inconsistencies. If there is no history of trading in your common stock in private placement transactions prior to listing, please explain and make this clear.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 183 to clarify that there has been a limited number of private transactions in the Company’s Common Stock.

Prospectus Summary, page 6

4.	Please include a diagram showing your corporate structure immediately prior to and after your initial listing.

Response: The Company respectfully acknowledges the Staff’s comment and has included corporate structure diagrams immediately prior to the Internal Reorganization, the Southern Acquisition and the initial listing and immediately after the initial listing on pages 12 and 13 of the Amendment Registration Statement.

Recent Developments

Second Amended and Restated Share Subscription Facility, page 9

5.	We note your disclosure on page 131 that under the terms of the Share Subscription Facility, GEM will purchase the shares at a per-share amount equal to 90% of the volume weighted average trading price during the draw down pricing period. Please also include this disclosure here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amended Registration Statement.

Risk Factors, page 19

6.	We note the Ninth Circuit Court of Appeals decision in Pirani v. Slack Technologies, Inc., No. 20-16419 (9th Cir. 2021) addressing whether a plaintiff is required to trace their purchase of shares to the shares registered pursuant to the registration statement in a direct listing. Please tell us what consideration you have given to including a risk factor discussing the differences a tracing requirement could pose to securities liability challenges brought under Section 11 for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors.

Response: The Company respectfully acknowledges the Staff’s comment and has included a risk factor on page 66 of the Amended Registration Statement.

SAM’s collaboration with TAI for development of hybrid-electric powertrains for the Cessna Grand
Caravan EX and SAM’s relationship with TAI, page 35

7.	Please revise to disclose that the effectiveness of your agreements with TAI are contingent upon your shares being publicly traded on a U.S. national securities exchange.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 43 to disclose that the TAI agreements are contingent upon the Company’s public listing.

If we are unable to obtain and maintain adequate facilities and infrastructure, including securing access to key infrastructure, page 37

8.	We note your disclosure that Surf Air and Southern lease and license access to passenger terminal infrastructure from airport operators in the markets in which they operate, and that, while in the past Surf Air and Southern have entered into multi-year use and occupancy agreements that have led to long-term uninterrupted usage, there can be no assurance that will remain the case if utilization of and competition for the capacity of these facilities increases in the future. Please disclose the material terms of these multi-year and occupancy agreements. In addition, file copies of these agreements as exhibits to your registration statement, or tell us why you do not believe they are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 45 of the Amended Registration Statement to provide additional details on these agreements, however, the Company believes that the specific terms of the individual agreements is not information that is material to an investor or would increase an investor’s understanding of the Company. The Company enters into multi-year and occupancy agreements to lease hanger space and/or office space at various terminals from which it operates in the ordinary course of business. In total, the Company has ten leases for hangar space and/or terminal space. The Company acknowledges that, under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, and must be filed as exhibits under that Item. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent”. Although it does not define the term “substantially dependent”, Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. The Company respectfully notes that the multi-year use and occupancy agreements are for the leasing of hangar space and/or office space at various terminals and do not fall under either clause (1) or clause (2) above. Furthermore, the Company acknowledges that there is not a bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). However, the Company does not believe that these agreements are material in amount or significance and if any of these agreements were to be terminated they would be replaceable without significant cost to the Company. Additionally, the Company believes that if it did not replace these contracts, the Company’s operations and ability to service its customers would not be impacted. The Company does not believe that the termination of any of these agreements would substantially impact the Company’s business operations. For the foregoing reasons, the Company respectfully submits that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10).

Surf Air has previously defaulted on its debt obligations and there can be no assurance that SAM will be able to fulfill its obligations, page 44

9.	Please revise to disclose Surf Air’s prior defaults on its debt obligations. We note your disclosure on page 83.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 27, 28, 93 and 94 of the Amended Registration Statement.

Continued access to Essential Air Service revenue is of critical importance to Southern and SAM, page 53

10.	We note your disclosure that a reduction of EAS revenue, a loss of EAS contracts or a change to or termination of the EAS program could have a material adverse effect on your business, financial condition and results of operation. Please disclose the material terms of these EAS contracts. In addition, file copies of these agreements as exhibits to your registration statement, or tell us why you do not believe they are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 58, 129 and 141 to provide additional details on the EAS contracts, however, the Company believes that the specific terms of the individual EAS contracts is not information that is material to an investor or would increase an investor’s understanding of the Company. Southern has 15 EAS contracts for 19 communities, which, in total, account for approximately 39% of Southern’s revenues for the year ended December 31, 2022, however no individual contract accounts for more than 5% of Southern’s revenue.

The Company further advises the Staff that it has determined the EAS contracts are contracts that were entered into in the ordinary course of business. The Company acknowledges that, under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, and must be filed as exhibits under that Item. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent”. Although it does not define the term “substantially dependent”, Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. The Company respectfully notes that the EAS contracts do not fall under either clause (1) or clause (2) above. Furthermore, the Company acknowledges that there is not a bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). However, the Company does not believe that the loss of revenues from an individual EAS contract would cause substantial harm to the Company’s business and would ultimately be replaceable. For the foregoing reasons, the Company respectfully submits that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10).

The provisions of our Amended and Restated Certificate of Incorporation requiring exclusive forum in the Court of Chancery, page 56

11.	We note your disclosure that your Amended and Restated Certificate of Incorporation provides that unless SAM consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for certain actions, including derivative actions. However, we note that this provision does not apply to Securities Act claims based on your disclosure that your Amended and Restated Certificate of Incorporation provides that federal district courts will be the sole and exclusive forum for claims under the Securities Act. Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 61, 62, 168 and 182 to note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The Company confirms that it has amended the exclusive forum provision in its Amended and Restated Certificate of Incorporation accordingly.

Our listing differs significantly from a traditional underwritten initial public offering, page 57

12.	We note several statements here and elsewhere throughout your prospectus that there “will be no underwriters” or that the your “financial advisors are not acting as an underwriters.” Please note that whether the financial advisors would be considered statutory underwriters requires an analysis of the facts and circumstances. Therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 62, 63 and 191 of the Amended Registration Statement.

Risks Related to Ownership of Our Common Stock, page 57

13.	Please add a risk factor addressing the aggregate dilutive impact of the Conversions, the Tuscan Payment, the Southern Acquisition, the Share Subscription Facility, the SAFE Settlement and the Advisor Accruals on your shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 64 and 65 of the Amended Registration Statement to include a risk factor addressing the dilutive impact of the Conversions and the Southern Acquisition and the issuance of shares in relation to the Tuscan Payment, the Initial GEM Issuance and the GEM Advance under the Share Subscription Facility, the SAFE Settlement and the Advisor Accruals.

Special Note Regarding Forward-Looking Statements, page 68

14.	We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 74 to remove references to the Private Securities Litigation Reform Act of 1995.

Market and Industry Data, page 70

15.	We note your use of industry and market data in your prospectus, including your prospectus summary and business sections, which appear derived from industry sources, including “a 2019 study conducted by a third-party consulting firm” and “a study conducted by a third-party consulting firm, using 2019 U.S. mobile device data.” Please revise to include the names, dates and sources of these studies or reports. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that relate to your competitive position within your industry or your market opportunity. To the extent that you commissioned any of the third-party data that you use in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7 and 120 of the Amended Registration Statement to include sources to the industry and market data included in the prospectus. The Company has further updated pages 8, 122 and 123 of the Amended Registration Statement to reference an industry report by McKinsey & Company, which is in the process of being finalized and that will be public when published. The Company respectfully submits that it did not commission this report and therefore does not believe consent of the third-party source under Rule 436 is required. In response to the Staff’s comment and pursuant to Rule 418, the Company has supplementally provided under separate cover the materials responsive to the Staff’s request and will supplementally provide the McKinsey & Company industry report once final.

Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Surf Air’s Operations for the Six Months Ended June 30, 2022 and 2021, page 77

16.	Provide a discussion and analysis of changes in fair value of financial instruments carried at fair value, gain on extinguishment of debt, and net loss for the six months ended June 30, 2022 and 2021, as the changes in these line items are material for the periods presented. Also, discuss the change in net loss for the year ended December 31, 2021 and 2020. Refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 89 of the Amended Registration Statement.

Liquidity and Capital Resources, page 84

17.	Please disclose your commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(b)(1)(ii)(A).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94, 95 and 106 of the Amended Registration Statement.

Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Southern’s Operations for the Six Months Ended June 30, 2022 and 2021, page 91

18.	Provide a discussion and analysis of changes in net income (loss) for each period presented. Refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 104 of the Amended Registration Statement.

Internal Reorganization, Southern Acquisition and related transactions, page 101

19.	We note your disclosure that the Company entered Simple Agreements for Future Equity (“SAFEs”) for an aggregate amount of approximately $49 million, which provide, among other things, for the conversion of such SAFEs into shares of common stock of SAM in connection with the listing of SAM. Please revise to describe the pricing terms for the shares issuable under these agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 81, 109 and 110 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Statements

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 110

20.	Expand your disclosure in pro forma adjustment c) to describe the valuation techniques and inputs used to determine the preliminary acquisition-date fair values for acquired EAS contracts, trademarks and tradenames, including how you determined the estimated useful lives of those assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116, 117 and 118 of the Amended Registration Statement.

21.	Disclose the computations of the amounts and the related shares, as applicable, for the pro forma adjustments f) and g) in the notes to unaudited pro forma condensed combined financial information. Also, disclose the applicable tax rates that support your income tax adjustment k).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 117 and 118 of the Amended Registration Statement.

Large Addressable Market, page 117

22.	We note your disclosure that the initial result of your alternative approach to create a high granularity “zip-code to zip-code” view of demand based on mobile device location data showed that 4.7 billion implied trips were taken during 2019 in the United States between 50 and 500 miles across all modes of transportation, and that converting only 1%of these trips, which you believe is a conservative assumption, and assuming additional market catalyzation driven by the provision of a high frequency, green flying solution, implies there is an approximate $22 billion to $33 billion opportunity for point-to-point regional air mobility solutions in the United States by 2030. We also note your disclosure that by applying a similar market assessment approach used to analyze the $30 billion U.S. market opportunity to other regions, you believe there is an additional approximate $22 billion to $34 billion and approximate $92 billion to $139 billion opportunity in the European Union and rest of the world, respectively, by 2030. Please provide us with supplemental support for these statements and clarify that these figures relate to the estimated total market size for point-to-point regional air mobility solutions and not your share of the market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 120 to clarify that the figures relate to estimated total market size and not the Company’s share of the market. The Company has further updated pages 8, 122 and 123 of the Amended Registration Statement to reference an industry report by McKinsey & Company, which is in the process of being finalized and that will be public when published. In response to the Staff’s comment and pursuant to Rule 418, the Company has supplementally provided under separate cover the materials responsive to the Staff’s request and will supplementally provide the McKinsey & Company industry report once final.

Key Agreements, page 127

23.	You disclose that on September 15, 2022, SAM entered into the APA with TAI, pursuant to which, SAM will purchase 100 specifically configured Caravans having an aggregate purchase price in excess of $300 million, with an option to purchase an additional 50 specifically configured Caravans having an aggregate purchase price in excess of $150 million, over the course of 7 years. Please file a copy of this agreement as an exhibit to your registration statement, or tell us why you do not believe it is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it determined that the APA with TAI is not a material agreement under Item 601(b)(10) of Regulation S-K because the Company enters into aircraft purchase agreements in the ordinary course of its business and therefore the APA does not fall within Item 601(b)(10)(i) of Regulation S-K. The Company acknowledges that, under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, and must be filed as exhibits under that Item. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent”. Although it does not define the term “substantially dependent”, Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. The Company respectfully notes that the APA does not fall under either clause (1) or clause (2) above. Furthermore, the Company acknowledges that there is not a bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). The Company has purchased and may purchase aircraft from a number of different suppliers, and believes that it can replace the APA without significant disruption to the Company's operations or expansion plans. While the Company’s commercial relationship with TAI is important to the Company, the Company does not believe it is substantially dependent on the APA. For the foregoing reasons, the Company respectfully submits that the APA is not required to be filed as an exhibit pursuant to Item 601(b)(10).

Executive Compensation

2023 Equity Incentive Plan, page 149

24.	We note your disclosure that you expect your board of directors to adopt a 2023 Equity Incentive Plan prior to the consummation of this listing. Please file a copy of your form of 2023 Equity Incentive Plan as an exhibit to this registration statement when it is available.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a copy of the form of 2023 Equity Incentive Plan and ESPP as Exhibit 10.23 and 10.24 to this Amended Registration Statement.

Principal and Registered Stockholders, page 158

25.	Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 165 of the Amended Registration Statement.

Sales Price History of our Capital Stock, page 165

26.	We note your disclosure that the valuation presented in the table included here was prepared by SAM and its financial advisors and is not indicative of the future trading price of the Common Stock or the “valuation to be prepared by an independent third party.” Please clarify whether the valuation to be prepared by independent third party refers to the valuation required under NYSE rules or a different valuation.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the valuation referred to on page 183 is the valuation required pursuant to Rule 102.01A(e) of the NYSE Listed Company Manual.

Plan of Distribution, page 172

27.	We note your disclosure here and elsewhere in your prospectus that you have engaged Morgan Stanley & Co. LLC and other unidentified financial advisors to advise and assist you with respect to certain matters relating to the registration of your common stock and our listing. Please identify your other financial advisors.

Response: The Company respectfully acknowledges the Staff’s comment and notes that Morgan Stanley & Co. LLC is the only confirmed financial advisor at this time. The Company will revise the disclosure upon any updates.

28.	As the timing between the Other Transactions and the direct listing is not entirely clear, please explain the interplay between the Other Transactions and the NYSE price discovery process discussed in this section. Your disclosure should explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 190 and 191 of the Amended Registration Statement to clarify that (i) the Internal Reorganization will occur immediately prior to the effectiveness of the registration statement and prior to the NYSE price discovery process; (ii) the Southern Acquisition will occur immediately prior to listing; (iii) the Tuscan Payment, the SAFE Settlements and the Advisor Accruals will occur following listing and subject to the opening price per share of SAM common stock; and (iv) following listing SAM will issue the Initial GEM Issuance and deposit into escrow the number of shares to be issued pursuant to the GEM Advances, which will SAM will not be able to request until a subsequent resale registration statement has been declared effective.

29.	Please be advised that we are continuing to evaluate certain disclosures in this section and may have additional comments in the future.

Response: The Company respectfully acknowledges the Staff’s comment.

Audited Financial Statements for Surf Air Global Limited as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021 and 2020

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Impairment of Long Lived Assets, page F-33

30.	We note your disclosure that during the years ended December 31, 2021 and 2020, no impairment charge has been recorded. Expand your disclosure to clarify whether you performed an impairment analysis during fiscal years 2020 and 2021 and whether any impairment indicators were identified.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-11 and F-12 of the Amended Registration Statement.

SAFE and Convertible Notes at Fair Value, page F-39

31.	We note that the Company elected the fair value option for the convertible notes. Furthermore, we note that under certain circumstances the conversion rate is subject to adjustment upon the occurrence of certain events. Please tell us what consideration was given to ASC 815-15 in assessing whether the conversion features of these convertible notes should be accounted for as a derivative.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, because the Company elected to account for the convertible notes at fair value, pursuant to ASC 815-15 bifurcation of any embedded derivatives is not required. The Company determined that the convertible notes are eligible for the fair value option pursuant to ASC 825-10-15 because the convertible notes represent a recognized financial liability and do not contain a component that is required to be recognized in whole or in part in equity, such as a non-contingent beneficial conversion feature. As a result, the convertible notes are remeasured to fair value each reporting period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations, except for changes in the fair value that result from a change in the instrument specific credit risk, which is presented separately within Other comprehensive income. The Company advises the Staff that the potential adjustments to the conversion rates is considered in the fair value measurement of the convertible notes.

General

32.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

* * *

If you have any questions regarding the Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Yolanda Guobadia, Staff Accountant
Robert Babula, Staff Accountant
Sudhin Shahani, Chief Executive Officer, Surf Air Mobility Inc.
C. Brophy Christensen, Partner, O’Melveny & Myers LLP
Noah Kornblith, Partner, O’Melveny & Myers LLP
Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP